May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pearlyne Paulemon
Jeffrey Gabor

Re:	ProCap Acquisition Corp
Registration Statement on Form S-1
Filed April 30, 2025, as amended
File No. 333-286876

Ladies and Gentlemen:

Reference is made to ProCap Acquisition Corp’s (“we” or “our”) letter, filed as correspondence via EDGAR on May 13, 2025, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) for Thursday, May 15, 2025, at 4:30 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Please contact our counsel, Anne Peetz, Esq. of Reed Smith LLP at apeetz@reedsmith.com or by telephone at (713) 469-3853 with any questions.

Sincerely,

/s/ Anthony J. Pompliano
Anthony J. Pompliano Chief Operating Officer
ProCap Acquisition Corp

cc:	Anne Peetz, Reed Smith LLP

[Signature Page to Withdrawal of Acceleration Request]